                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                 Semiconductor Laser International Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.01
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   816638100
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                                 (CUSIP Number)

                         bmp Mobility AG Venture Capital
                              Charlottenstrasse, 16
                              10117 Berlin, Germany
                           Attention: Oliver Borrmann
                              (011 49 30) 20 30 50

                                    Copy to:

                           Lawrence Vranka, Jr., Esq.
                               Linklaters & Paines
                    1345 Avenue of the Americas (19th Floor)
                            New York, New York 10105
                                 (212) 424 9000
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 1999
        -----------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 816638100                                            Page 2 of 9 Pages
--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON(S)
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          bmp Mobility AG Venture Capital
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (a) [ ]
   (b) [ ]
--------------------------------------------------------------------------------
 3 SEC USE ONLY
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 4 SOURCE OF FUND*     AF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION  Federal Republic of Germany
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                        7    SOLE VOTING POWER 2,367,650
                        --------------------------------------------------------
    NUMBER OF
      SHARES            8    SHARED VOTING POWER   0
   BENEFICIALLY         --------------------------------------------------------
     OWNED BY
       EACH             9    SOLE DISPOSITIVE POWER  2,367,650
    REPORTING
      PERSON            --------------------------------------------------------

       WITH             10   SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,367,650
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  19.66%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON AMOUNT  CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 9 Pages


ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive office of the Issuer is located at 15 Link Drive, Binghamton, NY 13904.

ITEM 2.   IDENTITY AND BACKGROUND

The Statement is being filed by bmp Mobility AG Venture Capital (the "Reporting Person"), a stock corporation organized under the laws of the Federal Republic of Germany. The Reporting Person is in the business of identifying and implementing strategic investment opportunities in the areas of information and communication technology and laser technology. The principal office of the Reporting Person is located at Charlottenstrasse, 16, 10117 Berlin, Germany.

The information required for Item 2(a)-(c) and (f) for the executive officers and directors of the Reporting Person is provided below.

(a)  Name and Title         (b)  Business Address       (c)  Present Principal Occupation      (f)  Citizenship

Oliver Borrmann             Charlottenstrasse, 16       Chief Executive Officer                Germany
                            10117 Berlin, Germany

Dr. Christian Grune         Charlottenstrasse, 16       Chief Financial Officer                Germany
                            10117, Berlin, Germany

bmp AG Venture Capital & Network Management ("bmp AG VC & NM"), a stock corporation organized under the laws of the Federal Republic of Germany, owns 100% of the outstanding capital stock of the Reporting Person, and is thus the person controlling the Reporting Person. bmp AG VC & NM is in the business of providing consulting and networking services to individual entrepreneurs and industrial companies, as well as financial and other resources for venture capital purposes. The principal office of bmp AG VC & NM is located at Charlottenstrasse, 16, 10117 Berlin, Germany. Shares in bmp AG VC & NM are beneficially owned by approximately 100 individual Shareholders. Three such shareholders each beneficially own in excess of 5% of the outstanding capital stock of bmp AG VC & NM (the "5% Shareholders").

The information required for Item 2(a)-(c) and (f) for the executive officers and directors of bmp AG VC & NM is provided below.

(a) Name                   (b) Business Address          (c) Present Principal Occupation       (f) Citizenship

Oliver Borrmann            Charlottenstrasse, 16         Chief Executive Officer                Germany
                           10117 Berlin, Germany

Dr. Christian Grune        Charlottenstrasse, 16         Chief Financial Officer                Germany
                           10117 Berlin, Germany

Ralph Gunther              Charlottenstrasse, 16         Executive Board Member                 Germany
                           10117 Berlin, Germany

                                                               Page 4 of 9 Pages


The information required for Item 2(a)-(c) and (f) for the 5% Shareholders is provided below.

(a) Name                   (b) Business Address          (c) Present Principal Occupation       (f) Citizenship

Oliver Borrmann (40.7%)     Charlottenstrasse, 16        Chief Executive Officer of the                 German
                            10117 Berlin, Germany        Reporting Person

Volker Walther (16.5%)      Pohlweg, 44                  Chief Executive Officer of                     German
                            33098 Paderborn, Germany     Walther-Glas Beteiligungs
                                                         GmbH & Co. OHG

Walther-Glas Beteiligungs   Glashuttenweg, 23           Industrial Glass Manufacturer                  German
 GmbH & Co.  OHG(1) (9.3%)   33014 Bad Driburg, Germany


         (1): Majority-owned by Volker Walther




Neither the Reporting Person, bmp AG VC & NM, any of their respective executive officers or directors or the 5% Shareholders listed here in Item 2 has (a) during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer and the Reporting Person have entered into a Securities Purchase Agreement, dated as of February 5, 1999 (the "Purchase Agreement"), and a related agreement. The Purchase Agreement, among other things, provides for the purchase by the Reporting Person, subject to certain conditions, of (i) 2,000,000 newly issued shares of Common Stock (the "Common Shares") at a purchase price of $0.375 per share for an aggregate purchase price of $750,000 (the "First Stage Investment") and (ii) a minimum of 650,000 newly issued shares of non-voting Series B convertible preferred stock of the Issuer, par value $0.01 per share and a liquidation preference of $1.00 per share (the "Series B Preferred Stock"), and a maximum of 1,000,000 newly issued shares of Series B Preferred Stock (such minimum or maximum number of shares to constitute all of the issued and outstanding shares of Series B Preferred Stock) at a purchase price of $2.00 per share for a minimum aggregate purchase price of $1,300,000 and a maximum aggregate purchase price of $2,000,000 (the "Second Stage Investment"). The shares of Series B Preferred Stock to be acquired in the Second Stage Investment are hereinafter referred to as the "Preferred Shares". Each Preferred Share is initially convertible into five (5) shares of Common Stock, subject to certain anti-dilution adjustments. The Reporting Person does not have the right to convert the Preferred Shares. Such Preferred Shares may only be converted by direct and indirect unaffiliated transferees from the Reporting Person. A copy of the Purchase Agreement is attached hereto as an exhibit and is incorporated by reference herein.

The First Stage Investment was consummated on February 8, 1999. The Second Stage Investment is expected to be consummated no earlier than March 31, 1999 and no later than May 31, 1999, subject to the satisfaction of all conditions precedent, including, but not limited to, approval of the Second Stage Investment by the stockholders of the Issuer to the extent required by the Nasdaq SmallCap Market rules, the absence of any event or condition which has had a Material Adverse Effect (as defined in the Purchase Agreement) and the extension by BSB Bank and Trust Company ("BSB Bank") of the maturity of the outstanding balance under the Issuer's $1,000,000 secured line of credit (the "Line of Credit") from May 31, 1999 to May 31, 2000.

Prior to the consummation of the First Stage Investment, the Reporting Person obtained a loan from bmp AG VC & NM in the amount of U.S. $750,000. This loan was obtained specifically for the purpose of consummating the First Stage Investment. The loan bears interest at the rate of 7% per
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                                                               Page 5 of 9 Pages


annum and matures on December 31, 1999. The loan may be rolled over for additional one-year terms on the same terms as the original borrowing provided, however, that with respect to each rollover the annual interest rate will be adjusted to reflect the then-prevailing German interbank rate plus 3.5%. The loan was funded by bmp AC VC & NM out of working capital. The Reporting Person expects to fund its acquisition of the Preferred Shares with a further loan from bmp AG VC & NM shortly prior to or at the time of the Second Stage Investment on the same terms as the loan relating to the First Stage Investment. The Reporting Person expects that bmp AG VC & NM will make such future loan out of working capital as well.

ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Person has entered into the Purchase Agreement and a related agreement, has acquired the Common Shares and intends to acquire the Preferred Shares for investment purposes. The Reporting Person believes that an investment in the Issuer is of special importance for its business network because the Issuer fills a niche as a supplier in the chain of products produced by companies in the medical technology and laser technology sectors in which the Reporting Person has invested. The Reporting Person intends that the Issuer and such other companies use each other as distribution and marketing channels for their products in Europe and the United States, thereby increasing revenues for such companies and the geographic scope of distribution for their products. Part of the Reporting Person's investment strategy is to participate in these additional network opportunities through the value to be added by the companies in which it makes strategic investments.

The Purchase Agreement, among other things, provides for the purchase by the Reporting Person, subject to certain conditions, of the Common Shares in the First Stage Investment at a closing that was held on February 8, 1999. There can be no assurance that the conditions to closing specified in the Purchase Agreement with respect to the Second Stage Investment, the principal such conditions being specified in Item 3 above, will be satisfied. The Purchase Agreement provides that either party may terminate the Purchase Agreement and the transactions contemplated thereby, in the event, among other things, (i) of the death or permanent physical disability or mental incapacity of Dr. Geoffrey
T. Burnham, Chief Executive Officer of the Issuer, or (ii) if the closing for the Second Stage Investment does not occur by May 31, 1999, unless the failure to close was the result of the terminating party's failure to fulfill any required condition.

The Purchase Agreement provides that from the date of the execution of the Purchase Agreement until the closing for the Second Stage Investment, the Issuer shall not: (i) subject to certain exceptions, issue, deliver, sell, redeem, acquire, authorize or propose to issue, deliver, sell, redeem, acquire or authorize, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants or options to acquire, any such shares or convertible securities or other ownership interest; (ii) amend its certificate of incorporation, by-laws or the terms of the 1995 plan to increase the number of authorized shares of Common Stock or preferred stock thereunder, as the case may be, without the consent of the Reporting Person in any such case; (iii) propose to or declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (iv) recapitalize or otherwise modify its capital stock, except that it may effectuate a reverse stock split as contemplated by its plan to retain compliance with the minimum bid price requirement of the Nasdaq SmallCap Market (the "Reverse Stock Split"), and if such Reverse Stock Split is consummated by the Issuer prior to the closing relating to the Second Stage Investment, then, following the record date fixed for such Reverse Stock Split, the number of shares of Series B Preferred Stock to be acquired by the Reporting Person and the

                                                               Page 6 of 9 Pages


purchase price to be paid for the Second Stage Investment shall remain the same, but the number of shares of Common Stock into which the Preferred Shares may be converted shall be appropriately adjusted by the Issuer in order to maintain the proportionate conversion ratio set forth in the Purchase Agreement; and (v) take any action to accelerate the exercisability or vesting of any outstanding warrants or options to purchase Common Stock or modify any other terms of such warrants or options, including the terms of the 1995 Plan, as a result of the transactions contemplated by the Purchase Agreement.

The Purchase Agreement provides that from the date of the execution of the Purchase Agreement until the closing for the Second Stage Investment, the Issuer shall use its best efforts to continue the listing of the Common Stock on the Nasdaq SmallCap Market and to insure that the shares of Common Stock to be issued upon conversion of the Preferred Shares are listed or authorized to be quoted on the Nasdaq SmallCap Market or on any national securities exchange on which shares of Common Stock are then listed, to the extent that such listing is permitted at such time.

The Purchase Agreement provides that during the time period in which the Reporting Person holds at least fifty percent (50%) of all or any portion of the Common Shares and the Preferred Shares (including the Common Stock issuable upon conversion of the Preferred Shares), the Reporting Person shall have co-investment rights with respect to any issuances of equity securities of the Issuer (or securities or rights convertible into or exercisable for equity securities of the Issuer), pursuant to which the Reporting Person shall have the right, at its option, to maintain up to its percentage ownership of outstanding equity of the Issuer (on a fully diluted basis, with respect to ownership and with respect to voting rights) by participating in such issuance of securities on terms no less favorable in any respect than the terms on which any other purchaser of such securities participates in such issuance. The maintenance of such percentage ownership of the Reporting Person shall be only to the extent practicable, and the Reporting Person shall take into account the difficulty of achieving a precise percentage for the Reporting Person while also satisfying a prospective purchaser's objectives; provided, however, that any shortfall in such maintenance of the Reporting Person's percentage ownership shall be de minimis.

The Reporting Person's co-investment rights shall not apply to the issuance of
(i) up to 500,000 warrants exercisable for up to 500,000 shares of Common Stock in connection with the Issuer's contemplated amendment to its Line of Credit maintained by BSB Bank upon the terms and conditions agreed to by the Issuer and BSB Bank, (ii) employee stock options and (iii) the shares of Common Stock issuable upon exercise of any such options.

In addition to the anti-dilution provisions contained in the Purchase Agreement, the form of Certificate of Designations for the Series B Preferred Stock attached as an exhibit to the Purchase Agreement contains provisions which adjust the number of shares to be issued upon conversion of the Preferred Shares into Common Stock upon the occurrence of certain events.

The Purchase Agreement with all exhibits thereto has been filed as an exhibit to this Statement and is hereby incorporated by reference. All descriptions of the Purchase Agreement in this Item 4 are qualified in their entirely by reference to the text of the Purchase Agreement which has been filed as an exhibit to this Statement.

Except as set forth below, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (e) and (g) through (j) of Item 4 of Schedule 13D. With respect to clause (f), the Reporting Person plans to assist and

                                                               Page 7 of 9 Pages


advise the Issuer in connection with the organization and structuring of the distribution system relating to the Issuer's products and services in Europe.

The Reporting Person may from time to time discuss with other persons market conditions and other factors concerning its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such investment. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock (including the Common Shares) or the Preferred Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares or Preferred Shares held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Based on information received from the Issuer, there are issued and outstanding 12,039,552 shares of Common Stock, including the Common Shares issued by the Issuer in connection with the First Stage Investment pursuant to the terms of the Purchase Agreement. Immediately prior to the consummation of the First Stage Investment the Reporting Person was the beneficial owner of 367,650 Shares of Common Stock of the Issuer, representing approximately 3.66% of the issued and outstanding Common Stock (not including as outstanding for purposes of determining such percentage Common Shares issuable to the Reporting Person under the Purchase Agreement and shares of Common Stock issuable upon conversion of the Preferred Shares at the initial conversion ratio of 5:1) and over which it held sole voting and sole dispositive power. Upon consummation of the First Stage Investment in which the Reporting Person acquired the Common Shares, it became the beneficial owner of, and currently holds, 2,367,650 shares of Common Stock of the Issuer, representing approximately 19.66% of the issued and outstanding Common Stock (not including as outstanding for purposes of determining such percentage shares of Common Stock issuable upon conversion of the Preferred Shares at the initial conversion ratio of 5:1) over which it holds sole voting and sole dispositive power.

Upon consummation of the Second Stage Investment, the Reporting Person shall acquire a minimum of 650,000 shares of Series B Preferred Stock up to a maximum of 1,000,000 shares of Series B Preferred Stock, in either case representing 100% of the issued and outstanding shares of the Series B Preferred Stock. As specified in Item 3 above, although the Preferred Shares to be issued will be immediately convertible into shares of Common Stock, the Reporting Person does not have the right to effect such conversion. The right to convert the Preferred Shares into Common Stock may only be exercised by direct and indirect unaffiliated transferees from the Reporting Person. Upon consummation of the Second Stage Investment the Reporting Person expects to hold sole dispositive power over the Preferred Shares. The Preferred Shares are non-voting in accordance with the terms set forth in the Certificate of Designations relating thereto.

No other affiliates of the Reporting Person, including bmp AG VC & NM and including any persons named in Item 2 above, beneficially own or have the power to vote or dispose of any Common Stock or Preferred Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the persons named in Item 2 above is the beneficial owner of any shares of Common Stock owned by any other persons named in Item 2 above for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. No shares of Series B Preferred Stock are currently issued and outstanding.

                                                               Page 8 of 9 Pages


(c) Other than the transactions described in Item 4 and Item 5 of this Statement, the Reporting Person has not acquired any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses set forth in Items 4 and 5 of this Statement are incorporated by reference herein. The Common Shares, the Preferred Shares and the shares of Common Stock to be issued upon conversion of the Preferred Shares are unregistered, and, in addition to any resale limitations imposed by the Securities Act of 1933, as amended, are subject to certain restrictions on transfer. As a consequence of the foregoing, the Reporting Person has entered into a Registration Rights Agreement with the Issuer, a copy of which has been filed as an exhibit to this Statement and is hereby incorporated by reference, in connection with the transactions contemplated by the Purchase Agreement. The Registration Rights Agreement provides for the registration with the Securities and Exchange Commission of the Common Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares owned by the Reporting Person and transferees therefrom. The reference to and description of the Registration Rights Agreement as set forth above in this Item 6 of this Statement is qualified in its entirety by reference to the copy of the Registration Rights Agreement filed as an exhibit to this Statement.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
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                                                               Page 9 of 9 Pages


                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 16, 1999
                               ----------------------------------------
                                              (Date)



                                        /s/ Oliver Borrmann
                               ----------------------------------------
                                              (Signature)



                               Oliver Borrmann, Chief Executive Officer
                               ----------------------------------------
                                            (Name/Title)

                                 EXHIBIT INDEX

Exhibit I --        Securities Purchase Agreement between Semiconductor Laser
                    International Corporation and bmp Mobility AG Venture
                    Capital, dated as of February 5, 1999, together with the form of the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of
                    Semiconductor Laser International Corporation, the
                    Registration Rights Agreement, and the Opinion of Counsel to
                    Semiconductor Laser International Corporation.

Exhibit II --       Registration Rights Agreement between Semiconductor Laser
                    International Corporation and bmp Mobility AG Venture
                    Capital, dated as of February 5, 1999.